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                                  EXHIBIT 99.1

                      Press Release Dated February 3, 2000
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                Baan Company Reports Fourth Quarter 1999 Results

          Reported Results in Line with Previously Announced Estimates

     Barneveld, Netherlands and HERNDON, Va., Feb. 3/PR Newswire/ -- Baan Company N.V. (Nasdaq: BAANF; ASE; BAAN) today announced results for the fourth quarter and year ended December 31, 1999. Revenues for the fourth quarter 1999 increased 9% to $143 million, compared to $131 million in the fourth quarter 1998. The net loss for the fourth quarter 1999 was ($236) million, or ($1.06) per diluted share, compared to a net loss of ($295) million, or ($1.45) per diluted share, reported in the fourth quarter 1998. The overall results were in line with the preliminary estimates reported on January 4, 2000.

     "Although we continue to be in a challenging environment, we are encouraged by the record number of license transactions recorded during the fourth quarter, the first sequential increase in quarterly license revenue during 1999, and our cash and marketable securities balances, which ended at their highest level for the year," said Pierre Everaert, Interim Chief Executive Officer. "In addition, the strategic reorganization will lower our ongoing cost structure by up to $25 million per quarter to help provide us with the financial resources to maintain our investments in research and development and customer support capabilities."

     License revenues for the fourth quarter 1999 were $49 million, a 92% increase over the prior year period and a 37% sequential increase over the 1999 third quarter. Maintenance and service revenues were $94 million for the 1999 fourth quarter as compared to $106 million in the fourth quarter of 1998.

     The 1999 fourth quarter net loss include $168 million of non-recurring charges related to the Company's previously announced strategic reorganization. These charges include asset write-downs, restructuring activities, increases in reserves and allowances and other one-time charges. Most of these expenses are non-cash charges and consist of the following:

     -- $36 million for write-downs of goodwill and other intangible assets, and restructuring charges related to a 4% reduction in headcount and the closing of 14 branch offices.

     --   $48 million for write-downs of capitalized software development costs.

     --   $55 million of increases in allowances and reserves.

     -- $12 million related to the cancellation of certain future marketing programs, other asset write-downs and additional one-time charges.

     -- $17 million income tax provision to reverse benefit recorded on losses in previous periods based on anticipated profitability.



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     In addition to these non-recurring charges, the Company incurred $23 million of planned increases in costs and investments during the fourth quarter in anticipation of improved revenue performance. These additional expenses consisted of advertising campaigns, customer events and other marketing programs, increased spending on research and development programs and customer services activities, along with higher operating costs associated with certain acquisitions completed during the 1999 third quarter.

     Cash and marketable securities balances on December 31, 1999 were $197 million, the highest level during 1999. Cash flow used in fourth quarter operating activities was ($9) million. Accounts receivable balances improved as days sales outstanding dropped 34 days to 112 days. The Company has no short-term borrowings outstanding at year-end. Deferred revenues increased $9 million during the fourth quarter to $151 million.

     Net revenues for the year ended December 31, 1999 were $635 million, compared with net revenues of $736 million for 1998. License revenue for 1999 was $205 million, as compared with $336 million for 1998. Maintenance and service revenue was $430 million for 1999, an increase of $31 million over prior year levels. The increase was due to the 36% improvement in maintenance revenue, while consulting revenue was flat and education revenue had a slight decline.

     The net loss for the year was ($289) million, or ($1.34) loss per diluted share (which includes the $168 million of the non-recurring charges), compared with a net loss of ($315) million, or ($1.59) loss per diluted share, for 1998. Like others in the enterprise applications software industry, the Company's 1999 results were negatively impacted by customer concerns over Year 2000 issues, as well as other factors including the impact of the restructuring program last year on sales productivity and increased competitive pressures.

     "Sales execution is one of the principal challenges facing the Company," said Peirre Everaert. "Consequently, one of the first actions I took as interim CEO was to fill key sales leadership positions, including the recent appointments of Mike Shinya to Executive Vice President of Worldwide Sales and Paul Daly to President of the Americas. Over the last two weeks, these new executives led forums with the sales teams from Europe and the Americas. Together with Tom Erickson, the existing President of the Asia Pacific region, this team will provide the leadership necessary to meet the sales challenges of the upcoming year."

     In December 1999, the Company successfully raised an additional $110 million of equity funding under an agreement with Fletcher International Limited. Cumulatively the Company has received $210 million of equity funding under this agreement and an additional $215 million of equity funding could potentially be made available to the Company. The Company has retained the services of Lazard Freres to assist in raising additional equity and evaluating the Company's long-term strategic alternatives.

     Operating Highlights

     The Company noted the following accomplishments since its last earnings announcement.

     -- Closed a record of 700+ license transactions with new or existing customers with encouraging results from cross-selling efforts and sales of new e-commerce products. The Company also successfully completed numerous implementations of BaanERP 5.0 and other products at customer sites during the fourth quarter.





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--   Filled key management positions including: Pierre Everaert as Interim Chief
     Executive Officer; Rob Ruijter as Chief Financial Officer; Mike Shinya as Executive Vice President of Worldwide Sales; Paul Daly as President of the Americas; and Charles Callahan as Senior Vice President of Global Consulting, replacing Andrew Nash, who recently left the Company.

-- Received significantly higher customer satisfaction ratings from an independent survey of Baan customers. The number of referenceable customer accounts also increased substantially during the year.

-- Hosted BaanWorld '99 in Vienna, which brought together more than 3,000 customers, partners and employees from the European, North and South American and Asia-Pacific markets. At BaanWorld '99, a series of new product and service announcements were made that demonstrate Baan's leadership in the business-to-business e-commerce market.

-- Announced the availability of Baan E-Procurement 2.0, a web-enabled procurement solution, which allows customers to dramatically reduce indirect procurement costs.

-- Began delivery of the Baan Enterprise Solutions suite, an integrated solution that ties together business processes across multiple functional domains -- enabling E-Fulfillment within enterprise communities. Baan Enterprise Solutions suite gives companies the power to deliver on mass customization -- from order to delivery -- while reducing inventory, and decreasing fulfillment timeframes. Specific products include BaanFrontOffice, Baan Supply Chain and BaanERP 5.0c -- the latest iteration of Baan's flagship enterprise resource planning software.

-- Announced with Microsoft that BaanERP 5.0c is one of the first enterprise-class applications to be directory-enabled on the Microsoft(R) Windows(R) 2000 operating system. In addition, at BaanWorld Microsoft and Baan reaffirmed their continued collaboration in the development of e-enabled enterprise solutions.

-- Announced the Baan OpenWorld Integration Framework, an enterprise integration architecture, based on the Extensible Markup Language (XML) that enables new levels of inter-enterprise collaboration to optimize traditional and Internet-based business-to-business commerce. Baan OpenWorld is the first integration framework designed specifically to help manufacturing companies collaborate across the Internet to deliver higher value and profitability.

-- Announced Baan.agility, the enterprise software industry's first fully web-enabled set of customer-centric services. The portfolio is centered on a new collaborative web-based environment that involves customers and multiple Baan teams throughout every stage of the deployment of Baan solutions.

-- Released two additions to the Supply Chain Solutions suite: Baan Supply Chain Solutions Planner 2.0 for factory planning, and Baan Supply Chain Solutions Order Promising 2.0 for order acceptance. The two solutions provide advanced supply chain and logistics capabilities that enable manufacturing professionals to increase throughput, reduce inventory, improve supply chain visibility, and improve response time and service levels to customers.


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     --   Announced the availability of the Baan Business Intelligence Suite
          (BaanBIS). BaanBIS enables customers to consolidate data from multiple information sources, including Baan enterprise applications, legacy systems, and external data sources, to provide a single data warehouse environment for extensive decision support and analysis.

     About Baan Company

     Founded in 1978, Baan Company is a global provider of enterprise business solutions. Baan Company offers a comprehensive portfolio of integrated services and best-in-class, component-based applications that span an organization's entire value chain including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management. Deployed at more than 15,000 customer sites worldwide, Baan Company solutions enable organizations to drive strategic business growth, improve business processes, reduce operating complexity, and increase corporate flexibility.

     Baan Company has dual headquarters in Barneveld, The Netherlands and Herndon, Virginia, USA and can be found on the World Wide Web at www.baan.com.

     Statements in this press release using the words "believes," "expects," "anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K).

     "Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.

     For more information, please contact: Baan Company Public Relations:

Judith Ingelton-Beer
Phone: +44(0)1780 721433
Email: jingletonbeer@iba.co.uk

Dan O'Leary
Phone: +(202) 828-8819
Email: press@baan.comBaan Company Investor Relations

Dave Spille and Mark Wabschall
Phone: +(703) 234-6275
Email: ir@baan.com

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                               BAAN COMPANY N.V.
                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                                 December 31, 1999        December 31, 1998
ASSETS
CURRENT ASSETS
Cash and marketable securities                       $ 196,665                $ 206,831
Accounts receivable, net                               178,455                  252,129
Income tax receivable                                    4,569                   45,045
Other current assets                                    61,017                   73,329
TOTAL CURRENT ASSETS                                   440,706                  577,334

Property and equipment, at cost                        123,447                  129,267
Less accumulated depreciation                          (86,102)                 (66,569)
Net property and equipment                              37,345                   62,698

Software development costs, net                         62,821                   78,319
Intangible assets, net                                  62,430                   52,644
Other non-current assets                                11,087                   52,156

TOTAL ASSETS                                         $ 614,389                $ 823,151

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings                                $     188                $     523
Accounts payable and other current liabilities         202,043                  261,566
Income taxes payable                                    24,925                   43,441

Deferred revenue                                       136,067                  147,933
TOTAL CURRENT LIABILITIES                              363,223                  453,463

Long-term debt                                         189,041                  191,013
Long-term deferred revenue                              15,069                   17,831
Other long-term liabilities                             38,036                    4,084

Common stock and additional paid-in capital            565,475                  393,599
Accumulated deficit                                   (524,427)                (235,261)
Accumulated translation adjustment                     (32,028)                  (1,578)
SHAREHOLDERS' EQUITY                                     9,020                  156,760

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $614,389                 $823,151


                               BAAN COMPANY N.V.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)


                                       Three Months Ended December 31,       Year Ended December 31,
                                             1999           1998               1999           1998
Net revenues:
  License revenue                         $ 49,211       $ 25,608           $204,619        $336,378
  Maintenance and service revenue           94,138        105,523            430,131         399,271
  Total net revenues                       143,349        131,131            634,750         735,649

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
Cost of revenues:
  Cost of license revenue        18,753          9,781         59,787         30,741
  Write-down of capitalized
    software                     47,505              0         47,505          9,600
  Cost of maintenance and
    service revenue              83,753         82,523        331,206        302,063
    Total cost of revenues      150,011         92,304        438,498        342,404

Gross profit                     (6,662)        38,827        196,252        393,245

Operating and non-recurring
  expenses:
Sales and marketing              54,849         91,702        168,779        272,497
Research and development         35,470         38,894        134,733        151,369
General and administrative       84,168         73,360        137,703        156,148
Non-recurring expenses           35,604        140,501         36,028        145,301
Total operating and
  non-recurring expenses        210,091        344,457        477,243        725,315

Income (loss) from operations  (216,753)      (305,630)      (280,991)      (332,070)
Other income (expense), net      (2,753)        (3,188)        (8,175)        (3,122)

Income (loss) before
  income taxes                 (219,506)      (308,818)      (289,166)      (335,192)
(Provision) benefit for
  income taxes                  (16,699)        14,099              0         20,000

Net income (loss)             $(236,205)     $(294,719)     $(289,166)     $(315,192)

Net income (loss) per share:
Basic                            $(1.06)        $(1.45)        $(1.34)        $(1.59)
Diluted                          $(1.06)        $(1.45)        $(1.34)        $(1.59)

Shares used in computing
  per share amounts:
Basic                           223,551        203,100        215,760        198,519
Diluted                         223,551        203,100        215,760        198,519

SOURCE  Baan Company N.V.